Filed Pursuant to Rule 433
Registration No. 333-208110
November 16, 2016

The following information is a Summary of Material Modifications/Notice of Changes as well as a Supplement to the Annual Participant Fee Disclosure that describes a change to the LNL Agents'401(k) Savings Plan ("Plan"). For more information on the Plan and its features, refer to the Plan's Summary Plan Description/Prospectus.  Additionally, you may log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Service Center at 800-234-3500 for more information.

Individual Participant Fees:

Beginning January 1, 2017, a loan initiation fee of $50 will be charged to participants who take a loan from their Plan account. The fee will apply to all new loans taken on or after January 1, 2017. The fee will be deducted from your loan amount before proceeds of the loan are sent to you.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Service Center at 800-234-3500.